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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        Crown Castle International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228227104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SPO Partners & Co.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 228227104                                                 Page 2 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       SPO Partners II, L.P.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: WC

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: Delaware

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 5,123,563 (1)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 5,123,563 (1)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       5,123,563 (1)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 2.3%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: PN

--------------------------------------------------------------------------------

  (1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP NO. 228227104                                                 Page 3 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: Not Applicable

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: Delaware

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 5,123,563 (1)(2)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 5,123,563 (1)(2)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       5,123,563 (1)(2)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 2.3%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: PN

--------------------------------------------------------------------------------

  (1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
  (2)  Power is exercised through its corporate general partner, SPO Advisory
       Corp.

CUSIP NO. 228227104                                                 Page 4 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: WC

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: California

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 882,700 (1)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 882,700 (1)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       882,700 (1)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 0.4%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: PN

--------------------------------------------------------------------------------

  (1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 228227104                                                 Page 5 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: Not Applicable

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: California

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 882,700 (1)(2)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 882,700 (1)(2)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       882,700 (1)(2)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 0.4%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: PN

--------------------------------------------------------------------------------

  (1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
  (2)  Power is exercised through its corporate general partner, SPO Advisory
       Corp.

CUSIP NO. 228227104                                                 Page 6 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       SPO Advisory Corp.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: Not Applicable

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: Delaware

                     -----------------------------------------------------------
                        7.    Sole Voting Power: -0-

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: 6,006,263 (1)(2)
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: -0-
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: 6,006,263 (1)(2)

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       6,006,263 (1)(2)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 2.7%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: CO

--------------------------------------------------------------------------------

  (1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 5,123,563 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 882,700 of such shares.
  (2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

CUSIP NO. 228227104                                                 Page 7 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:


       Cranberry Lake Partners, L.P.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Source of Funds:  WC

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  California

                  --------------------------------------------------------------
                   7.    Sole Voting Power:   339,800 (1)

Number of         --------------------------------------------------------------
Shares             8.    Shared Voting Power:  -0-
Beneficially
Owned By          --------------------------------------------------------------
Each               9.    Sole Dispositive Power: 339,800 (1)
Reporting
Person            --------------------------------------------------------------
With              10.    Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       339,800 (1)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 0.2%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person:  PN

--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

CUSIP NO. 228227104                                                 Page 8 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       D. L. & W., Inc. Profit Sharing Retirement Plan
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Source of Funds:  WC

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  California

               -----------------------------------------------------------------
                7.   Sole Voting Power:  582,900 (1)

Number of      -----------------------------------------------------------------
Shares          8.   Shared Voting Power:  -0-
Beneficially
Owned By       -----------------------------------------------------------------
Each            9.   Sole Dispositive Power: 582,900 (1)
Reporting
Person         -----------------------------------------------------------------
With           10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       582,900 (1)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 0.3%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------

(1)    Power is exercised through its sole trustee, John H. Scully.

CUSIP NO. 228227104                                                 Page 9 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Phoebe Snow Foundation, Inc.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Source of Funds:  WC

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  California

                ----------------------------------------------------------------
                   7.    Sole Voting Power:   2,524,200 (1)

Number of       ----------------------------------------------------------------
Shares             8.    Shared Voting Power:  -0-
Beneficially
Owned By        ----------------------------------------------------------------
Each               9.    Sole Dispositive Power: 2,524,200 (1)
Reporting
Person          ----------------------------------------------------------------
With              10.    Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       2,524,200 (1)
--------------------------------------------------------------------------------

  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 1.1%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: CO

--------------------------------------------------------------------------------

(1) Power is exercised through its controlling person and sole director and executive officer, John H. Scully.

CUSIP NO. 228227104                                                Page 10 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       John H. Scully
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: PF and Not Applicable

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: USA

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 663,100 (1)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: 9,453,163 (2)
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 663,100 (1)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: 9,453,163 (2)

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       10,116,263 (1)(2)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 4.6%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN

--------------------------------------------------------------------------------

(1) 700 shares held in John H. Scully Individual Retirement Account, a self-directed individual retirement account and 662,400 shares held in the John and Irene Scully Living Trust.

(2) Of these, 6,006,263 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 339,800 shares are benefically owned solely in his capacity as trustee for the general partner of Cranberry Lake Partners, L.P., 582,900 shares are beneficially owned solely in his capacity as controlling person of D. L. & W., Inc. Profit Sharing Retirement Plan, and 2,524,200 shares are benefically owned solely in his capacity as controlling person of Phoebe Snow Foundation, Inc.

CUSIP NO. 228227104                                                Page 11 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Oberndorf Foundation
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: WC

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: California

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 400,000 (1)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 400,000 (1)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       400,000 (1)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 0.2%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: CO

--------------------------------------------------------------------------------

(1) Power is exercised through its two directors: William E. Oberndorf and Susan C. Oberndorf.

CUSIP NO. 228227104                                                Page 12 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       William E. Oberndorf
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: PF and Not Applicable

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: USA

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 1,425,000 (1)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: 6,481,263 (2)
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 1,425,000 (1)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: 6,481,263 (2)

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       7,906,263 (1)(2)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11): 3.6%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN

--------------------------------------------------------------------------------

(1) 1,025,000 shares held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 350,000 shares are beneficially owned solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 50,000 shares are owned by his children who share his household.

(2) Of these 6,006,263 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 75,000 shares are held in a trust for the benefit of himself and his wife, Susan C. Oberndorf, for which he serves as trustee, and 400,000 shares are beneficially owned solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation.

CUSIP NO. 228227104                                                Page 13 of 31
--------------------------------------------------------------------------------
   1. Name of Reporting Person:

      William J. Patterson
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds: PF and Not Applicable

--------------------------------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization:  USA

                   -------------------------------------------------------------
                   7.  Sole Voting Power: 15,000

Number of          -------------------------------------------------------------
Shares             8.  Shared Voting Power: 6,006,263 (1)
Beneficially
Owned By           -------------------------------------------------------------
Each               9.  Sole Dispositive Power: 15,000
Reporting
Person             -------------------------------------------------------------
With               10. Shared Dispositive Power: 6,006,263 (1)

--------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person:

       6,021,263 (1)
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [_]
--------------------------------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):  2.7%

--------------------------------------------------------------------------------
   14. Type of Reporting Person: IN

--------------------------------------------------------------------------------

   (1) These 6,006,263 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 228227104                                                Page 14 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       David M. Kashen

--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:

                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Source of Funds:  PF

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  USA

                  --------------------------------------------------------------
                  7.    Sole Voting Power:   5,700

Number of         --------------------------------------------------------------
Shares            8.    Shared Voting Power:  -0-
Beneficially
Owned By          --------------------------------------------------------------
Each              9.    Sole Dispositive Power: 5,700
Reporting
Person            --------------------------------------------------------------
With              10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person:

       5,700
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11): * 0.1%

--------------------------------------------------------------------------------
   14. Type of Reporting Person:  IN

--------------------------------------------------------------------------------
*  Denotes less than.

CUSIP NO. 228227104                                                Page 15 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Edward H. McDermott
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Source of Funds: PF

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  USA

                  --------------------------------------------------------------
                  7.  Sole Voting Power: 5,500

Number of         --------------------------------------------------------------
Shares            8.  Shared Voting Power: -0-
Beneficially
Owned By          --------------------------------------------------------------
Each              9.  Sole Dispositive Power: 5,500
Reporting
Person            --------------------------------------------------------------
With              10. Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person:

       5,500
--------------------------------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11): * 0.1%

--------------------------------------------------------------------------------
   14. Type of Reporting Person:  IN

--------------------------------------------------------------------------------
*  Denotes less than.

CUSIP NO. 228227104                                                Page 16 of 31
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          Michael B. Yuen
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds: PF

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization: USA

                    ------------------------------------------------------------
                        7.    Sole Voting Power: 65,000

Number of           ------------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By            ------------------------------------------------------------
Each                    9.    Sole Dispositive Power: 65,000
Reporting
Person              ------------------------------------------------------------
With                    10.   Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          65,000
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): * 0.1%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person: IN

--------------------------------------------------------------------------------

* Denotes less than.

CUSIP NO. 228227104                                                Page 17 of 31
--------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Kurt C. Mobley
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.  SEC Use Only


--------------------------------------------------------------------------------
   4.  Source of Funds: PF

--------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization: USA

                     -----------------------------------------------------------
                        7.    Sole Voting Power: 100,000 (1)

Number of            -----------------------------------------------------------
Shares                  8.    Shared Voting Power: -0-
Beneficially
Owned By             -----------------------------------------------------------
Each                    9.    Sole Dispositive Power: 100,000 (1)
Reporting
Person               -----------------------------------------------------------
With                   10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       100,000 (1)
--------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  * 0.1%

--------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN

--------------------------------------------------------------------------------

  (1) Includes 20,000 shares beneficially owned solely in his capacity as sole general partner of Cannonball Creek L.P., a family partnership.

   *   Denotes less than.

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $.01 per share (the "Shares") of Crown Castle International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 510 Bering Drive, Suite 500, Houston, Texas 77057.

Item 2.  Identity and Background.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), Cranberry Lake Partners, L.P., a California limited partnership ("CLP"), D. L. & W., Inc. Profit Sharing Retirement Plan, a California corporation ("DLW"), Phoebe Snow Foundation, Inc., a California corporation ("PS Foundation"), John H. Scully ("JHS"), Oberndorf Foundation, a California corporation ("O Foundation"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), David M. Kashen ("DMK"), Edward H. McDermott ("EHM"), Michael B. Yuen ("MBY") and Kurt C. Mobley ("KCM"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, DLW, PS Foundation, JHS, O Foundation, WEO, WJP, DMK, EHM, MBY and KCM are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c)

         SPO

         SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

         SPO Advisory Partners

         SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

         SFP

         SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

         SF Advisory Partners

         SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

         SPO Advisory Corp.

         SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

         CLP

         CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the sole general partner of CLP, is set forth below.

         DLW

         DLW is a California corporation, the principal purpose of which is to be a profit-sharing plan. The principal business address of DLW, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, controlling person of DLW, is set forth below.

         PS Foundation

         PS Foundation is a California corporation, whose principal purpose is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JHS, sole director and controlling person of PS Foundation, is set forth below.

         JHS

         JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also the sole director and controlling person of PS Foundation, the controlling person of DLW, and trustee for the sole general partner of CLP.

         O Foundation

         O Foundation is a non-profit California corporation, the principal purpose of which is to give charitable distributions. The principal business address of O Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to

Schedule 13D of the Act, certain information with respect to WEO, controlling person of O Foundation, is set forth below.

         WEO

         WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners. WEO is also the controlling person of O Foundation.

         WJP

         WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

         DMK

         DMK's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Partners & Co.

         EHM

         EHM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

         MBY

         MBY's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

         KCM

         KCM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present pricipal occupation is as a partner for SPO Partners & Co.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

         Name                  Source of Funds            Amount of Funds
         ----                  ---------------            ---------------

    SPO                        Working Capital (1)           $ 40,674,896.77

    SPO Advisory Partners      Not Applicable                Not Applicable

    SFP                        Working Capital (1)           $  5,927,020.37

    SPO Advisory Partners       Not Applicable            Not Applicable

    SPO Advisory Corp.          Not Applicable            Not Applicable

    CLP                         Working Capital (1)       $  4,450,959.08

    DLW                         Working Capital (1)       $  2,010,053.02

    PS Foundation               Working Capital (1)       $  9,527,534.48

    JHS                         Personal Funds (2)        $  8,723,856.18

    O Foundation                Working Capital (1)       $  1,760,375.00

    WEO                         Personal Funds (2)        $  6,178,050.00

    WJP                         Personal Funds (2)        $     58,140.00

    DMK                         Personal Funds (2)        $     31,612.50

    EHM                         Personal Funds (2)        $     30,104.80

    MBY                         Personal Funds (2)        $    191,130.00

    KCM                         Personal Funds (2)        $    225,640.00
    ___________
         (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

         (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4.  Purpose of Transaction

         The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position.

         Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by him or under his control.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 220,388,579 total outstanding shares of common stock as of May 1, 2002, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on May 14, 2002.

     SPO

     The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,123,563 Shares, which constitutes approximately 2.3% of the outstanding Shares.

     SPO Advisory Partners

     Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,123,563 Shares, which constitutes approximately 2.3% of the outstanding Shares.

     SFP

     The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 882,700 Shares, which constitutes approximately 0.4% of the outstanding Shares.

     SF Advisory Partners

     Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 882,700 Shares, which constitutes approximately 0.4% of the outstanding Shares.

     SPO Advisory Corp.

     Because of its positions as the general partner of each of SPO Advisory Partners, and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,006,263 Shares in the aggregate, which constitutes approximately 2.7% of the outstanding Shares.

     CLP

     The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 339,800 Shares, which constitutes approximately 0.2% of the outstanding Shares.

     DLW

     The aggregate number of Shares that DLW owns beneficially, pursuant to Rule 13d-3 of the Act, is 582,900 Shares, which constitutes approximately 0.3% of the outstanding Shares.

     PS Foundation

     The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,524,200 Shares, which constitutes approximately 1.1% of the outstanding Shares.

     JHS

     Individually, and because of his positions as a control person of SPO Advisory Corp., CLP, DLW, and PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,116,263 Shares, which constitutes approximately 4.6% of the outstanding Shares.

     O Foundation

     The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 400,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

     WEO

     Individually, and because of his positions as a control person of SPO Advisory Corp., Oberndorf Family Partners and O Foundation, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,906,263 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

     WJP

     Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,021,263 Shares in the aggregate, which constitutes approximately 2.7% of the outstanding Shares.

     DMK

     The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,700 Shares, which constitutes less than 0.1% of the outstanding Shares.

     EHM

     The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

     MBY

     The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 65,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

     KCM

     Individually, and because of his position as a control person of Cannonball Creek L.P., KCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b)

     SPO

     Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,123,563 Shares.

     SPO Advisory Partners

     Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,123,563 Shares.

     SFP

     Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 882,700 Shares.

     SF Advisory Partners

     Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 882,700 Shares.

     SPO Advisory Corp.

     Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,006,263 Shares in the aggregate.

     CLP

     Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares.

     DLW

     Acting through its controlling person, DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 582,900 Shares.

     PS Foundation

     Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,524,200 Shares.

     JHS

     As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,006,263 Shares held by SPO and SFP in the aggregate. Because of his positions as a control person of CLP, DLW, and PS Foundation, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,446,900 Shares held by CLP, DLW, and PS Foundation in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 663,100 Shares.

     O Foundation

     Acting through its controlling person, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares.

     WEO

     Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,425,000 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,006,263 Shares held by SPO and SFP in the aggregate. As the controlling person of O Foundation, WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 75,000 Shares held in a trust for himself and his wife Susan C. Oberndorf.

          WJP

          Individually, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,000 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 6,006,263 Shares held by SPO and SFP in the aggregate.

          DMK

          DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,700 Shares.

          EHM

          EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,500 Shares.

          MBY

          MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,000 Shares.

          KCM

          Individually, and because of his position as the sole general partner of Cannonball Creek L.P., a family partnership, KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

          (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange ("NYSE") as set forth on Schedule I attached hereto.

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

          (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: August 2, 2002


               /s/ Phillip Gordon
               ------------------------
               Phillip Gordon

               Attorney-in-Fact for:

               SPO PARTNERS II, L.P. *
               SPO ADVISORY PARTNERS, L.P. *
               SAN FRANCISCO PARTNERS II, L.P. *
               SF ADVISORY PARTNERS, L.P. *
               SPO ADVISORY CORP. *
               CRANBERRY LAKE PARTNERS, L.P. *
               D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN *
               PHOEBE SNOW FOUNDATION, INC. *
               JOHN H. SCULLY *
               OBERNDORF FOUNDATION *
               WILLIAM E. OBERNDORF *
               WILLIAM J. PATTERSON *
               DAVID M. KASHEN *
               EDWARD H. MCDERMOTT *
               MICHAEL B. YUEN *
               KURT C. MOBLEY *


               * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                  SCHEDULE I TO
                                SCHEDULE 13D FOR
                              SPO PARTNERS II, L.P.

                             Date of                 Number of       Price Per      Where/How
Reporting Person             Transaction   Type      Shares          Share ($)      Transaction Effected
----------------             -----------   ----      ------          ---------      --------------------
Phoebe Snow
Foundation                   07/24/2002    Buy       1,000,000       2.68           Open Market/Broker
                             07/25/2002    Buy       1,000,000       2.43           Open Market/Broker


D.L.& W., Inc. Profit
Sharing Retirement
Plan                         07/24/2002    Buy         500,000       2.68           Open Market/Broker


Oberndorf Foundation         05/30/2002    Buy         175,000       4.70           Open Market/Broker
                             06/21/2002    Buy         125,000       4.28           Open Market/Broker
                             06/27/2002    Buy         100,000       4.03           Open Market/Broker


William E. Oberndorf         05/30/2002    Buy         125,000       4.41           Open Market/Broker
                             06/17/2002    Buy          30,000       4.23           Open Market/Broker
                             06/17/2002    Buy          20,000       4.23           Open Market/Broker
                             06/21/2002    Buy          75,000       4.18           Open Market/Broker
                             06/27/2002    Buy         350,000       4.03           Open Market/Broker
                             06/27/2002    Buy         300,000       4.05           Open Market/Broker
                             06/27/2002    Buy         600,000       4.13           Open Market/Broker


William J. Patterson         06/17/2002    Buy           4,000       4.22           Open Market/Broker
                             07/03/2002    Buy          11,000       3.75           Open Market/Broker


David M. Kashen              06/04/2002    Buy             200       4.50           Open Market/Broker
                             07/02/2002    Buy           1,000       3.23           Open Market/Broker


Edward H. McDermott          06/19/2002    Buy           3,300       4.13           Open Market/Broker
                             06/20/2002    Buy             700       4.09           Open Market/Broker


Michael B. Yuen              06/06/2002    Buy           7,500       3.95           Open Market/Broker
                             06/06/2002    Buy           7,500       4.00           Open Market/Broker
                             07/02/2002    Buy          15,000       3.18           Open Market/Broker
                             07/26/2002    Buy          15,000       2.45           Open Market/Broker
                             07/31/2002    Buy          20,000       2.35           Open Market/Broker


Kurt C. Mobley               08/02/2002    Buy          50,000       2.25           Open Market/Broker
                             08/02/2002    Buy          30,000       2.25           Open Market/Broker
                             08/02/2002    Buy          20,000       2.25           Open Market/Broker


Cranberry Lake Partners,     06/25/2002    Sell        217,000       4.10           Open Market/Broker
L.P.                         06/26/2002    Sell         50,000       3.94           Open Market/Broker
                             07/11/2002    Sell         13,600       3.38           Open Market/Broker
                             07/12/2002    Sell         83,600       3.47           Open Market/Broker
                             07/15/2002    Sell         26,400       3.16           Open Market/Broker

                        Date of                  Number of        Price Per    Where/How
Reporting Person        Transaction    Type      Shares           Share ($)    Transaction Effected
----------------        -----------    ----      ------           ---------    --------------------
                        07/16/2002     Sell       83,500          3.79         Open Market/Broker


John H. Scully          06/25/2002     Sell      433,000          4.10         Open Market/Broker
                        06/26/2002     Sell      100,000          3.94         Open Market/Broker
                        07/11/2002     Sell       26,400          3.38         Open Market/Broker
                        07/12/2002     Sell      162,300          3.47         Open Market/Broker
                        07/15/2002     Sell       51,200          3.16         Open Market/Broker
                        07/16/2002     Sell      162,200          3.79         Open Market/Broker

                                  EXHIBIT INDEX

Exhibit           Document Description                                  Page No.
-------           --------------------                                  --------

      A           Agreement Pursuant to Rule 13d-1(f)(1)(iii)                 1

                                    Exhibit A

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

     DATED:  August 2, 2002

                    /s/ Phillip Gordon
                    ------------------
                    Phillip Gordon

                    Attorney-in-Fact for:

                    SPO PARTNERS II, L.P. *
                    SPO ADVISORY PARTNERS, L.P. *
                    SAN FRANCISCO PARTNERS II, L.P. *
                    SF ADVISORY PARTNERS, L.P. *
                    SPO ADVISORY CORP. *
                    CRANBERRY LAKE PARTNERS, L.P. *
                    D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN * PHOEBE SNOW FOUNDATION, INC. *
                    JOHN H. SCULLY *
                    OBERNDORF FOUNDATION *
                    WILLIAM E. OBERNDORF *
                    WILLIAM J. PATTERSON *
                    DAVID M. KASHEN *
                    EDWARD H. MCDERMOTT *
                    MICHAEL B. YUEN *
                    KURT C. MOBLEY *


                    * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                Exhibits: Page 1